UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  __)*

CHINA XINIYA FASHION LIMITED
(Name of Issuer)

Ordinary Shares, par value $0.00005 per share
(Title of Class of Securities)

G2162C106
(CUSIP Number)

Wei Qizhi
6/F., Building 1, Hubei Daily Culture Creative Industry Park,
No. 181 Donghu Road,
Wuchang District, Wuhan City, Hubei Province, PRC
+86-027-88569919
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 15, 2016
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. G2162C106
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Honest Plus Investments Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	□ □
3	SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	British Virgin Islands
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power
	8. Shared Voting Power .	114,996,929(1)(2)
9. Sole Dispositive Power
10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	114,996,929(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13.	Percent of Class Represented by Amount in Row (11)	50.5%
14.	Type of Reporting Person (See Instructions)	OO

(1)	The calculation of this percentage is based on 227,716,692 Ordinary Shares as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016.

(2)
Pursuant to a certain voting agreement and irrevocable proxy dated as of July 17, 2016 (the “Voting Agreement”),  Perfect Lead and Honest Plus were appointed as proxies authorized to vote all of the Shares at any meeting of the shareholders of the Issuer and in connection with any corporate action by the shareholders of the Issuer related to the Xiniya Transaction and the Chutian Transaction.  The Reporting Persons were not granted any dispositive power over the Shares under the Voting Agreement and thus the Reporting Persons do not have any dispositive power over any of the Shares.

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CUSIP No. G2162C106
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Perfect Lead International Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	□ □
3	SEC Use Only
4.	Source of Funds (See Instructions)	AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	British Virgin Islands
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power
	8. Shared Voting Power	114,996,929(1)(2)
9. Sole Dispositive Power
10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	114,996,929(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13.	Percent of Class Represented by Amount in Row (11)	50.5%
14.	Type of Reporting Person (See Instructions)	OO
(1)	The calculation of this percentage is based on 227,716,692 Ordinary Shares as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016.

(2)
Pursuant to the Voting Agreement,  Perfect Lead and Honest Plus were appointed as proxies authorized to vote all of the Shares at any meeting of the shareholders of the Issuer and in connection with any corporate action by the shareholders of the Issuer related to the Xiniya Transaction and the Chutian Transaction.  The Reporting Persons were not granted any dispositive power over the Shares under the Voting Agreement and thus the Reporting Persons do not have any dispositive power over any of the Shares.

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CUSIP No. G2162C106
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Luxuriant Mount Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	□ □
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	British Virgin Islands
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power
	8. Shared Voting Power	114,996,929(1)(2)
9. Sole Dispositive Power
10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	114,996,929(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13.	Percent of Class Represented by Amount in Row (11)	50.5%
14.	Type of Reporting Person (See Instructions)	OO
(1)	The calculation of this percentage is based on 227,716,692 Ordinary Shares as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016.

(2)
Pursuant to the Voting Agreement,   Perfect Lead and Honest Plus were appointed as proxies authorized to vote all of the Shares at any meeting of the shareholders of the Issuer and in connection with any corporate action by the shareholders of the Issuer related to the Xiniya Transaction and the Chutian Transaction.  The Reporting Persons were not granted any dispositive power over the Shares under the Voting Agreement and thus the Reporting Persons do not have any dispositive power over any of the Shares.   Luxuriant Mount Limited (“Luxuriant”) is the controlling shareholder of Honest Plus.

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CUSIP No. G2162C106
1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only).	Wei Qizhi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)	□ □
3	SEC Use Only
4.	Source of Funds (See Instructions)	N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	N/A
6.	Citizenship or Place of Organization	PRC
Number of Shares Bene-ficially by Owned by Each Reporting Person With	7. Sole Voting Power
	8. Shared Voting Power	114,996,929(1)(2)
9. Sole Dispositive Power
10. Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	114,996,929(1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	□
13.	Percent of Class Represented by Amount in Row (11)	50.5%
14.	Type of Reporting Person (See Instructions)	IN

(1)	The calculation of this percentage is based on 227,716,692 Ordinary Shares as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016.

(2)
Pursuant to the Voting Agreement,   Perfect Lead and Honest Plus were appointed as proxies authorized to vote all of the Shares at any meeting of the shareholders of the Issuer and in connection with any corporate action by the shareholders of the Issuer related to the Xiniya Transaction and the Chutian Transaction.  The Reporting Persons were not granted any dispositive power over the Shares under the Voting Agreement and thus the Reporting Persons do not have any dispositive power over any of the Shares.   Mr. Wei Qizhi is the sole director and shareholder of Perfect Lead; and the director and indirect controlling shareholder of Honest Plus through Luxuriant.  Mr. Wei Qizhi may be deemed to have voting power over the Shares.

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SCHEDULE 13D

Item 1.  Security and Issuer

This statement relates to shares of ordinary shares, par value $0.00005 per share (the “Ordinary Shares”) of China Xiniya Fashion Limited, a Cayman Islands corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 4th Floor, 33 Wang Hai Road, Xiamen Software Park Phase II, Xiamen, Fujian Province 361000, People’s Republic of China (“PRC”).

Item 2.  Identity and Background

This statement is being filed jointly on behalf of Perfect Lead International Limited (“Perfect Lead”), Honest Plus Investments Limited (“Honest Plus”), Luxuriant Mount Limited (“Luxuriant”),  and Mr. Wei Qizhi (Perfect Lead, Honest Plus, Luxuriant and Mr. Wei Qizhi, each a “Reporting Person” and collectively referred to as the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this statement is attached hereto as Exhibit A. The execution and filing of such joint filing agreement shall not be construed as an admission that the Reporting Persons are a group, or have agreed to act as a group.  Perfect Lead, Honest Plus, Luxuriant and Wei Qizhi expressly disclaim status as a “group” for purpose of this Schedule 13D.   Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information concerning the other Reporting Persons except as otherwise provided in Rule 13d-1(k).

1.	Perfect Lead.

(a)	Perfect Lead is a corporation organized under the laws of the British Virgin Islands with a principal business involving investments.

(b)	The principal office for Perfect Lead is located at 6/F., Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, PRC.

(c)	Within the last five years, Perfect Lead has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, Perfect Lead has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

2.	Honest Plus.

(a)	Honest Plus is a corporation organized under the laws of the British Virgin Islands with a principal business involving investments.

(b)	The principal office for Honest Plus is located at 6/F., Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, PRC.

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(c)	Within the last five years, Honest Plus has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, Honest Plus has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

3.	Luxuriant.

(a)	Luxuriant is a corporation organized under the laws of the British Virgin Islands with a principal business involving investments.

(b)	The principal office for Luxuriant is located at 6/F., Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, PRC.

(c)	Within the last five years, Luxuriant has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(d)
During the last five years, Luxuriant has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

4.	Mr. Wei Qizhi.

Mr. Wei Qizhi is the sole director and shareholder of Luxuriant, Perfect Lead, and is also the sole director  and indirect controlling shareholder of Honest Plus.  As a result, Mr. Wei Qizhi may be deemed to have voting power over the shares held by Perfect Lead and Honest Plus.

(a)	Mr. Wei Qizhi, an individual.

(b)	Mr. Wei Qizhi’s business address is 6/F., Building 1, Hubei Daily Culture Creative Industry Park, No. 181 Donghu Road, Wuchang District, Wuhan City, Hubei Province, PRC.

(c)	Mr. Wei Qizhi’s present principal occupation is a general manager, but is also a director of Luxuriant, Honest Plus and Perfect Lead.

(d)	Within the last five years, Mr. Wei Qizhi has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Mr. Wei Qizhi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

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(f)	Mr. Wei Qizhi is a citizen of the PRC.

Item 3.  Source and Amount of Funds or Other Consideration

On July 17, 2016, Perfect Lead and Honest Plus entered into a Share Purchase Agreement, as amended by that certain Amendment No. 1 to the Share Purchase Agreement on October 27, 2016, attached hereto as Exhibit B (as amended “Share Purchase Agreement”) with Qiming Investment Limited, a British Virgin Islands company (“Seller”), and Qiming Xu, the Chairman, Chief Executive Officer and controlling shareholder of the Issuer (“Mr. Qiming Xu”).  Pursuant to the Share Purchase Agreement, Honest Plus, individually, agreed to purchase 80,497,851 Ordinary Shares (“Honest Shares”) and Perfect Lead, individually, agreed to purchase 34,499,078 Ordinary Shares (“Perfect Lead Shares” and together with the Honest Shares, the “Shares”) from the Seller, an entity that is owned by Mr. Qiming Xu, for an aggregate purchase price of RMB86,426,661 (approximately US$12,937,155), plus related fees and expenses. Honest Plus and Perfect Lead intends to  use a bank loan (“Loan”) from China Merchants Bank Co., Ltd. (“Bank”) as the source of funds to purchase their respective Shares.  The Loan will carry interest at a rate to be negotiated and will be repaid in installments.   Certain beneficial owners of Honest Plus and Perfect Lead have agreed to provide the collateral to secure the Loan (the “Collateral”). The Seller and Xu entered into the Voting Agreement as an inducement to Honest Plus and Perfect Lead to enter into the Share Purchase Agreement. Honest Plus and Perfect Lead did not pay additional consideration to the Seller in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

Item 4.  Purpose of the Transaction

Pursuant to the terms of the Share Purchase Agreement, the acquisition of their respective Shares by Honest Plus and Perfect Lead (the “Acquisition”) are subject to certain closing conditions set forth in the Share Purchase Agreement, including, but not limited to the following: (1) the Issuer’s board of directors and shareholders must approve the sale of Xiniya Holdings Limited, the Issuer’s wholly owned subsidiary in Hong Kong, to Mr. Qiming Xu or his designees at a price to be determined by an independent third party valuer (the “Xiniya Transaction”); and (2) the Issuer must take such corporate actions as are necessary to approve the acquisition of True Silver Limited (“True Silver”), a British Virgin Islands company, which will utilize a variable interest entity (VIE) structure to operate and consolidate 70% of the financial results of Chutian, a PRC company engaged in the lending of small loans to customers in China, at a price to be determined by an independent third party valuer (the “Chutian Transaction”).  True Silver is wholly owned by Honest Plus and indirectly controlled by Mr. Wei Qizhi who is the director and sole shareholder of Perfect Lead, the indirect controlling shareholder of Honest Plus through Luxuriant, and the founder of Chutian.  Under the Share Purchase Agreement, the closing of the purchase and sale of the Shares are to occur no more than ten (10) business days after all conditions precedent to the closing have been satisfied or waived.  As a result of the Xiniya Transaction and the Chutian Transaction, the Issuer’s core business will be changed from men's fashion to microfinance. In addition, the designees of Honest Plus and Perfect Lead will be appointed as directors of the board of directors, Chairman and Chief Executive Officer of the Issuer to be effective immediately after the closing.

In connection with the transactions contemplated by the Share Purchase Agreement, on July 17, 2016, the parties to the Share Purchase Agreement entered into a Voting Agreement and Irrevocable Proxy, as amended by that certain Amendment No. 1 to the Voting Agreement and Irrevocable Proxy dated October 27, 2016, as attached hereto as Exhibit C (as amended, the “Voting Agreement”),  pursuant to which Perfect Lead and Honest Plus were appointed as proxies authorized to vote all of the Shares at any meeting of the shareholders of the Issuer and in connection with any corporate action by the shareholders of the Issuer related to the Xiniya Transaction and the Chutian Transaction.  The Voting Agreement provides that it will  not be effective until the fifth day following the date on which the Collateral in the amount of RMB50,082,176.90 has been deposited with the Bank, which deposits were made on November 10, 2016.  Accordingly, the proxies granted pursuant to the Voting Agreement became effective on November 15, 2016.  The Reporting Persons were not granted any dispositive power over the Shares under the Voting Agreement and do not have any dispositive power over any of the Shares.

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The descriptions of the Share Purchase Agreement and Voting Agreement in this Item 4 are qualified in their entirety by reference to the complete text of the respective agreement which have been filed as Exhibits B and C hereto, respectively, and which are incorporated herein by reference in their entirety.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed below, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer’s business or corporate structure including, but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)	Any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer

(a)
Determined in accordance with Rule 13d-3(d)(1), as a result of the voting power granted under the Voting Agreement, Honest Plus and Perfect Lead may be deemed to beneficially own 114,996,929 Ordinary Shares, or  50.5% of the outstanding Ordinary Shares.   The calculation of this percentage is based on 227,716,692 Ordinary Shares as reported in the Issuer’s Form 20-F for the fiscal year ended December 31, 2015, filed with the SEC on April 29, 2016.

Mr. Wei Qizhi is the sole director and shareholder of Luxuriant and Perfect Lead; and is also the sole director and indirect controlling shareholder of Honest Plus through Luxuriant.  As such, Mr. Wei Qizhi may be deemed to have beneficial ownership over the Shares.   Perfect Lead, Honest Plus, Luxuriant, and  Mr. Wei Qizhi expressly disclaim status as a “group” for purpose of this Schedule 13D.

(b)
The following table sets forth the number of Shares as to which the Reporting Persons have (i) the sole power to vote or direct the vote, (ii) shared power to vote or to direct the vote, (iii) sole power to dispose or to direct the disposition, or (iv) shared power to dispose or to direct disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Perfect Lead	0	114,996,929	0	0
Honest Plus	0	114,996,929	0	0
Luxuriant	0	114,996,929	0	0
Mr. Wei Qizhi	0	114,996,929	0	0

(c)	Except as set forth herein, none of the Reporting Persons have effected any transactions in the Shares during the last 60 days.

(d)
No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Acquisition, Perfect Lead and Honest Plus entered into the Share Purchase Agreement and the Voting Agreement.   The information set forth and/or incorporated by reference in Items 2, 3, 4 and 5 is hereby incorporated by reference into this Item 6.

Item 7.  Materials to be Filed as Exhibits

Exhibit A - Joint Filing Agreement*

Exhibit B - Share Purchase Agreement, as amended*

Exhibit C - Voting Agreement and Irrevocable Proxy, as amended *
_________________
*Attached herewith.
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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wei Qizhi /s/ Wei Qizhi Wei Qizhi, an individual
Date: 11/15/2016

Perfect Lead International Limited, a British Virgin Islands company /s/ Wei Qizhi Wei Qizhi, Sole Director Date: 11/15/2016
Honest Plus Investments Limited, a British Virgin Islands company s/ Wei Qizhi Wei Qizhi, Sole Director Date: 11/15/2016

Luxuriant Mount Limited, a British Virgin Islands company s/ Wei Qizhi Wei Qizhi, Sole Director Date: 11/15/2016

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he, she or it knows or has reason to believe that such information is not accurate.  The undersigned each expressly authorize each other to file on any and all amendments to such statement on their behalf.  The undersigned agree that this joint filing agreement may be signed in counterparts.
Wei Qizhi /s/ Wei Qizhi Wei Qizhi, an individual
Date: 11/15/2016
Perfect Lead International Limited, a British Virgin Islands company s/ Wei Qizhi Wei Qizhi, Sole Director Date: 11/15/2016
Honest Plus Investments Limited, a British Virgin Islands company s/ Wei Qizhi Wei Qizhi, Sole Director Date: 11/15/2016
Luxuriant Mount Limited, a British Virgin Islands company s/ Wei Qizhi Wei Qizhi, Sole Director Date: 11/15/2016

EXHIBIT B

SHARE PURCHASE AGREEMENT

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR REGISTERED OR QUALIFIED UNDER THE SECURITIES LAWS OF ANY STATE OR FOREIGN JURISDICTION OR APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY OF ANY JURISDICTION, NOR HAS THE SEC OR ANY SUCH STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE MERITS OF THIS OFFERING, NOR IS IT INTENDED THAT THEY WILL. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE SECURITIES OFFERED HEREBY CANNOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO “U.S. PERSONS” (AS SUCH TERM IS DEFINED IN REGULATION S, PROMULGATED UNDER THE SECURITIES ACT) UNLESS THE SECURITIES ARE REGISTERED UNDER THE SECURITIES ACT, OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT IS AVAILABLE.

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (the “Agreement”) is dated as of July 17, 2016 (“Effective Date”) by and among Qiming Investment Limited, a British Virgin Islands company (“Seller”), Qiming Xu (“Xu”), Perfect Lead International Limited, a British Virgin Islands Company (“PLIL”), and Honest Plus Investments Limited, a British Virgin Islands Company (“HPIL,” and with PLIL, collectively as the “Purchasers”). Seller, Xu and Purchasers individually as the “Party” and collectively as the “Parties.”

WHEREAS, as of the date of this Agreement and immediately prior to Closing (as defined hereafter), Seller is the registered holder of 134,359,960 ordinary shares, US$0.00005 par value, of China Xiniya Fashion Limited （中国希尼亚时装有限公司） (the “Company”), a Cayman Islands exempted company, which represents approximately 59% of the issued and outstanding ordinary shares of the Company (the “Shares”);

WHEREAS, Xu owns 100% of the equity interests in the Seller;

WHEREAS, the Purchasers desire to purchase 114,996,929 Shares from the Seller (“Seller Shares”) and the Seller desires to sell the Seller Shares to the Purchasers on the terms and conditions set forth in this Agreement (“Transaction”).

NOW, THEREFORE, IN CONSIDERATION of the mutual covenants contained in this Agreement, and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, Xu, the Seller and the Purchasers agree as follows:

ARTICLE I
PURCHASE AND SALE

1.1            The Purchase and Sale.  Subject to the terms and conditions set forth in this Agreement, at the Closing (as defined below) the Seller shall sell to each of the Purchasers and each of the Purchasers shall purchase the respective number of Seller Shares set forth opposite such Purchaser’s name on Schedule A for an aggregate purchase price of RMB86,426,660.72 (“Purchase Price”), or  approximately RMB0.75 per Share (as converted from US Dollars to Renminbi based on an exchange rate of RMB6.6805 to US$1.00), which is approximately 172.57% of the volume weighted average closing price for the Shares for the fifteen (15) trading days prior to and including July 15, 2016.

1.2            Deliveries.  The Parties shall deliver or shall cause to be delivered the following:

(a)            On or before August 31, 2016, the Seller shall deliver a share certificate or share certificates representing all of its 114,996,929 Seller Shares (“Escrowed Shares”) to custodial agent selected by the Seller and the Purchasers (“Custodian”) together with the signed instrument of transfer in blank pursuant to the Share Escrow Agreement (as defined below).
(b)            On or before July 31, 2016, each of the Purchasers shall deposit its respective portion of RMB7,512,326.54 of the Purchase Price in Renminbi (as indicated opposite such Purchaser’s name on Schedule A) into the escrow account of an escrow agent selected by the Seller and Purchasers  (“Escrow Agent”) pursuant to the Fund Escrow Agreement (as defined below), (ii) on or before August  31, 2016, each of the Purchasers shall deposit its respective portion of RMB42,569,850.36of the Purchase Price in Renminbi (as indicated opposite such Purchaser’s name on Schedule A) into the escrow account of the Escrow Agent pursuant to the Fund Escrow Agreement, and (iii) within five days prior to the Closing Date, each of the Purchasers shall deposit its respective portion of remaining RMB36,344,483.82 of the Purchase Price in Renminbi (as indicated opposite such Purchaser’s name on Schedule A) into the escrow account of the Escrow Agent pursuant to the Fund Escrow Agreement.
(c)            Within five (5) days after the Purchasers deposited a total of RMB50,082,176.90 of the Purchase Price into the Escrow Agent’s account pursuant to Section 1.2(b), the Seller shall execute and deliver directly to the Purchasers, or its designee, the Voting Agreement described in Section 1.6 of this Agreement and in the form of Exhibit B attached hereto.
(d)            On or prior to the Closing, the Seller shall cause the Company to deliver to the Custodian (i) written irrevocable instructions (the “Transfer Instructions”), in a form satisfactory to the Purchasers, to the share registrar or transfer agent of the Company for the Escrowed Shares (the “Transfer Agent”) instructing the Transfer Agent to transfer the Escrowed Shares to each of the Purchasers and register in the name of the Purchasers in the register of members of the Company such number of Shares set forth opposite such Purchaser’s name on Schedule A,  (ii) an opinion of counsel from the Seller addressed to the Transfer Agent (the “Transfer Opinion”) to the effect that any such transfer is exempt from the registration requirements of the Securities Act of 1933, as amended (“Securities Act”), and (iii) at Closing, a copy of the updated register of members of the Company showing each of the Purchasers as the registered holder of such number of Shares set forth opposite such Purchaser’s name on Schedule A.
1.3            Closing.  The closing (“Closing”) of the purchase and sale of the Seller Shares under this Agreement shall occur on a date and time as agreed to by the Parties; provided, however, the Closing shall in no event be more than ten (10) business days following the date after all conditions to the Closing have been satisfied or waived. The date of the Closing is hereinafter referred to as the “Closing Date.”

1.4            Conditions Precedent to Obligations of the Seller. The obligations of Seller to transfer the Escrow Shares to each of the Purchasers and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction on and as of the Closing Date of each of the following conditions (or Xu’s expressed waiver of such condition in writing):

(a)            The Purchasers have deposited the Purchase Price in the escrow account with the Escrow Agent;

(b)            The representations and warranties of the Purchasers set forth in this Agreement shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date);

(c)            The Company’s board of directors (the "Board") and the shareholders, to the extent the Board submits the Transaction for the Company’s shareholders’ approval, have approved the sale of Xiniya Holdings Limited, the Company’s wholly owned subsidiary in Hong Kong (“Xiniya Hong Kong”), to Xu or his designee(s) on terms and conditions mutually acceptable to the Company and Xu (the “Xiniya Transaction”);

(d)            The Company’s Board and the shareholders, to the extent the Board submits the Transaction for the  Company’s shareholders approval, have approved the acquisition of  True Silver Limited, a British Virgin Islands company (“True Silver”), on terms and conditions mutually acceptable to the Company and the Purchasers (the “Chutian Transaction”);

(e)            All required governmental or regulatory approvals for the transactions described in Subsections (c) and (d) of this Section have been obtained;

(f)            There are no orders, injunctions or decrees by any court of competent jurisdiction or governmental authority prohibiting the consummation of the Transaction or other transactions described in Subsections (c) and (d) of this Section.

1.5            Conditions Precedent to Obligations of the Purchasers. The obligations of the Purchasers to purchase the Escrow Shares from the Seller and to consummate the other transactions contemplated by this Agreement are subject to the satisfaction on and as of the Closing Date of each of the following conditions (or Purchasers’ expressed waiver of such condition in writing):

(a)            The Seller has delivered the Escrowed Shares with the Custodian;

(b)            The Seller has delivered the Transfer Instructions along with the Transfer Opinion to the Custodian;

(c)            The Purchasers’ designee(s) as set forth in Schedule B, to be provided by Purchasers to Xu prior to Closing,  shall have been appointed as directors to the Company’s board of directors, such appointment to be effective immediately after the Closing;

(d)            The Purchasers’ designee(s) as set forth in Schedule B, to be provided by Purchasers to Xu prior to Closing, shall have been appointed as Chairman and Chief Executive Officer of the Company, to be effective immediately after the Closing;

(e)            The Company’s Board and the shareholders, to the extent the Board submits the Transaction for the Company’s shareholders’ approval, have approved the Xiniya Transaction;

(f)            The Company’s Board and the shareholders, to the extent the Board submits the Transaction for the Company’s shareholders’ approval, have approved the Chutian Transaction;

(g)            All required governmental or regulatory approvals for the transactions described in Subsections (e) and (f) of this Section have been obtained;

(h)            Evidence satisfactory to the Purchasers that all mortgages, charges, pledges, hypothecs, security interests, assignments, liens (statutory or otherwise), conditional sales contracts or other title retention agreements or arrangements, trust deeds, assignments by way of security, restrictive covenants or other encumbrances or similar interests or instruments of any nature whatsoever, and however arising, or any other arrangements or conditions which, in substance, secures payment or performance of an obligation (collectively the “Encumbrances”) have been removed from the Escrowed Shares, other than the Voting Agreement contemplated herein;

(i)            The Company has filed with the Securities and Exchange Commission (the “SEC”) all reports and other documents required of the Company (the “Exchange Act Filings”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(j)            The Company has no outstanding comments from the SEC with respect to any of the Exchange Act Filings;

(k)            The Company’s American depositary shares (ADS) are listed on the New York Stock Exchange (“NYSE”) and the Company is not in violation of the relevant listing requirements of NYSE;

(l)            There are no class actions or other material lawsuits filed against the Company;

(m)          The Escrowed Shares represent not less than 50.5% of the Shares on a fully diluted basis and not less than 50.5% of the voting securities of the Company;

(n)            The Company has not issued any preferred shares of the Company;

(o)            The representations and warranties of the Seller and Xu set forth in this Agreement that are qualified as to materiality shall be true and correct in all respects, in each case as of the date of this Agreement and as of the Closing as though made as of the Closing, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties shall be true and correct as of such date); and

(p)            There are no orders, injunctions or decrees by any court of competent jurisdiction or governmental authority prohibiting the consummation of the Transaction or other transactions described in Subsections (e) and (f) of this Section.

1.6            Voting Agreement.  The Seller will use its best efforts to execute and deliver to the Purchasers the Voting Agreement and Irrevocable Proxy (“Voting Agreement”) in the form of Exhibit A attached hereto appointing the Purchasers or the Purchasers’ designee as proxy for the voting of all of the Escrowed Shares on the matters specified under Sections 1.5(e) and (f) of this Agreement between the date of this Agreement and the Closing.

1.7            Escrow. On or before July 31, 2016, the Seller and the Purchasers shall enter into (i) an escrow agreement with the Custodian for the Seller Shares (“Shares Escrow Agreement”), and (ii) an escrow agreement  with the Escrow Agent for the Purchase Price (“Fund Escrow Agreement”), on such terms and conditions as mutually agreed to by the Seller and the Purchasers, for the purpose of escrowing the Purchase Price and Seller Shares to facilitate the sale of Seller Shares to the Purchasers under this Agreement.

1.8.            SEC Reporting Obligations. The Seller and Xu acknowledge and agree that they will consult with their own U.S. legal counsel regarding their individual SEC reporting obligations including, but not limited to, Seller’s reporting obligation under Section 13(d) of the Exchange Act. On or before the execution of the Voting Agreement, the Seller and Xu will cause a copy of this Agreement and the Voting Agreement to be provided to the Company together with any amendments to their Schedule 13D, if any, and will use their best efforts to cooperate with the Company in connection with the Company's SEC reporting obligations and inquiries from the SEC and/or NYSE in connection with this Transaction.

1.9            Other Covenants.  Subject to the approval of the Company’s Board and shareholders, to the extent the Board submits the Transaction for the Company's shareholders’ approval, Xu agrees to use his best efforts to purchase from the Company all of the share capital of Xiniya Hong Kong on other terms and conditions mutually acceptable to the Company and Xu.

ARTICLE II
REPRESENTATIONS AND WARRANTIES

2.1            Representations and Warranties of Xu and the Seller.  Xu and the Seller, jointly and severally, hereby make the following representations and warranties to the Purchasers as of the date of this Agreement and as of the Closing Date:

(a)            The Seller has full power and authority to enter into this Agreement, the Escrow Agreement and the Voting Agreement (hereinafter the “Transaction Documents”), and to consummate the Transaction.  This Agreement and the Transaction Documents have been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

(b)            The execution, delivery and performance by the Seller of this Agreement, the Transaction Documents, and consummation by the Seller of the Transaction do not and will not: (i) violate the constitutional documents of the Seller, (ii) violate any decree or judgment of any court or other governmental authority applicable to or binding on the Seller; (iii) violate any provision of any federal or state statute, rule or regulation applicable to the Seller; or (iv) violate any contract to which the Seller or any of its assets or properties are bound, or conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which the Seller is a party.  No consent or approval of any governmental authority or other person not a party hereto is required for the execution, delivery and performance by the Seller of this Agreement, the Transaction Documents, or the consummation of the Transaction.

(c)            As of the Closing Date, with respect to the Transaction, (i) the Seller is the sole legal and direct beneficial owner of the Escrowed Shares;  (ii) the Escrowed Shares are free and clear of any taxes and Encumbrances; (iii) the Escrowed Shares, when sold and transferred and paid for in accordance with the terms of this Agreement, will be validly transferred, fully paid and non-assessable, free from all taxes and Encumbrances; (iv) the Escrowed Shares to be sold and transferred are not and will not be as of the Closing Date subject to any transfer restriction, other than the restriction that the Shares have not been registered under the Securities Act and, therefore, cannot be resold unless they are registered under the Securities Act or in a transaction exempt from or not subject to the registration requirements of the Securities Act (the “Permitted Securities Law Restriction”); and (v) upon the transfer of the Escrowed Shares to each of the Purchasers pursuant to the terms and conditions of this Agreement, each of the Purchasers will acquire good and marketable title, and will be the legal and beneficial owner of such Escrowed Shares, free and clear of any Encumbrances or transfer restrictions, other than the Permitted Securities Law Restriction.

(d)            As of the Closing Date and except for the Escrowed Shares, the Seller does not have rights to become the beneficial owner of the Shares (whether such right is exercisable immediately or only after the passage of time or the occurrence of conditions) pursuant to any agreement, arrangement or understanding, or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise, whether or not currently exercisable.
(e)            The Seller is, or has been during the past ninety (90) days, a 10% or greater shareholder or “affiliate” of the Company, as that term is defined in Rule 144 promulgated under the Securities Act.
(f)            The Seller is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code) and the Seller is not, and will not be upon consummation of the sale of the Escrowed Shares to Purchasers, in violation of any applicable securities laws of such Seller’s jurisdiction.
(g)            Seller is not a “U.S. Person” as defined by Regulation S of the Securities Act.
(h)            The Seller acknowledges that it was not in the United States at the time the offer to sell the Escrowed Shares was made to the Purchasers and that all substantive negotiations and communications between the Seller and the Purchasers have occurred outside the United States.
(i)            The Escrowed Shares held by the Seller are not subject to any outstanding rights, options, subscriptions, obligations, commitments or other agreements or commitments except for agreements contemplated herein.

(j)            The Seller has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement or the transactions contemplated hereby.

(k)            No proceedings relating to the sale of the Escrowed Shares are pending or, to the knowledge of the Seller, threatened before any court, arbitrator or administrative or governmental body that would adversely affect the Seller’s right to transfer the Escrowed Shares to the Purchasers.

(l)            Assuming the accuracy of each of the representations and warranties set forth in Section 2.3 of this Agreement, the offer, sale, and delivery of the Escrowed Shares under this Agreement are exempt from the registration requirements of the Securities Act.

(m)            Purchasers and Seller have determined the value of the Escrowed Shares upon arm’s length negotiations.  The Seller understands that neither Party can give any assurances that the Purchase Price is in fact the fair market value of the Escrowed Shares.

(n)            To the best knowledge of the Seller, there are no class actions or other material lawsuits filed against the Company.

(o)            The Escrowed Shares represent not less than 50.5% of the Shares on a fully diluted basis and not less than a majority of the voting securities of the Company.

2.2            Representations and Warranties of Xu.  Xu hereby makes the following representations and warranties to the Purchasers as of the date of this Agreement and as of the Closing Date:

(a)            Xu has full power and authority to enter into this Agreement, and to consummate the Transaction.  This Agreement has been duly and validly executed and delivered by Xu and constitutes the legal, valid and binding obligation of Xu, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors’ rights generally, and by legal and equitable limitations on the availability of specific remedies.

(b)            The execution, delivery and performance by Xu of this Agreement, and consummation by Xu of the Transaction do not and will not: (i)  violate any decree or judgment of any court or other governmental authority applicable to or binding on Xu; (ii) violate any provision of any federal or state statute, rule or regulation applicable to Xu; or (iii) violate any contract to which Xu or any of his assets or properties are bound, or conflict with, or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, any agreement, indenture or instrument to which Xu is a party.  No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by Xu of this Agreement, or the consummation of the Transaction.

2.3            Representations and Warranties of the Purchasers.  The Purchasers hereby represent and warrant to the Seller as of the date of this Agreement and as of the Closing Date:

(a)            Each of the Purchasers has full power and authority to enter into this Agreement and Transaction Documents, and to consummate the Transaction.  This Agreement and the Transaction Documents have been duly and validly executed and delivered by each of the Purchasers and constitutes the legal, valid and binding obligation of such Purchasers, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect that affect the enforcement of creditors’ rights generally and by equitable limitations on the availability of specific remedies.

(b)            The execution, delivery and performance by each of the Purchasers of this Agreement, the Transaction Documents, and consummation by such Purchasers of the transaction do not and will not: (i) violate the constitutional documents of such Purchaser; (ii) violate any decree or judgment of any court or other governmental authority applicable to or binding such Purchaser; (iii) violate any provision of any federal or state statute, rule or regulation which is, to each of the Purchaser’s knowledge, applicable to such Purchaser; or (iv) violate any contract to which such Purchaser is a party or by which such Purchaser or any of its respective assets or properties are bound.  No consent or approval of, or filing with, any governmental authority or other person not a party hereto is required for the execution, delivery and performance by each of the Purchasers of this Agreement, the Transaction Documents, or the consummation of the Transaction.

(c)            Each of the Purchasers is an “accredited investor” and is aware that the Escrowed Shares are subject to restrictions on transfer pursuant to the Securities Act.

(d)            Each of the Purchasers is aware of the Company’s business affairs and financial condition, and has acquired sufficient information about the Company to reach an informed and knowledgeable decision to acquire the Escrowed Shares.  Each of the Purchasers is familiar with the Listing Rules of the NYSE and is aware of the conditions or situations that could result in a delisting of the Company from the NYSE.

(e)            Each of the Purchasers is acquiring the Escrowed Shares for its own account and not with a view towards, or for resale in connection with, the public sale or distribution thereof, except pursuant to sales registered or exempted under the Securities Act; provided, however, that by making the representations herein, such Purchaser does not agree to hold the Escrowed Shares for any minimum or other specific term and reserves the right to dispose of the Securities at any time in accordance with or pursuant to a registration statement or an exemption under the Securities Act.

(f)            Each of the Purchasers has taken no action that would give rise to any claim by any person for brokerage commissions, finder’s fees or similar payments relating to this Agreement or the transactions contemplated hereby.
(g)            Each of the Purchasers is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code) and such Purchaser is not and will not be in violation of any applicable securities laws of the Purchaser’s jurisdiction.
(h)            Each of the Purchasers is not a “U.S. Person” as defined by Regulation S of the Securities Act and is not acquiring the Shares for the account or benefit of a U.S. Person.

(i)            Each of the Purchasers acknowledges that such Purchaser was not in the United States at the time the offer to purchase the Escrowed Shares was received from the Seller and that all substantive negotiations and communications between Xu, the Seller and the Purchasers have occurred outside the United States.
(j)            Each of the Purchasers agrees not to engage in hedging transactions with regard to the Escrowed Shares unless in compliance with the Securities Act.
(k)            The Purchasers and Seller have determined the value of the Escrowed Shares upon arm’s length negotiations.  Each of the Purchasers understands that neither Party can give any assurances that the Purchase Price is in fact the fair market value of the Escrowed Shares.

(l)            Each of the Purchasers, and its agents, attorneys and advisors, have conducted their own due diligence on the Company, its past history and current state.  They have inspected the 34 Act Filings of the Company and no representations were made by Xu, the Seller or the Company as to the affairs or viability of the Company, or as to assets, liabilities, or outstanding securities of the Company, and the Purchasers hereby acknowledge and agree by their execution of this Agreement that Xu and the Seller are making no representation in this regard.

2.4            Excluded Information. The Parties acknowledges that each Party may have, or later come into possession of, non-public information related to the Company that may not be known to the other Parties, and will not be disclosed to the other Parties, which information, in each case may be material to the Company and/or the value of the Shares (collectively the “Excluded Information”).  In connection with the purchase of the Escrowed Shares by the Purchasers, each Party, on behalf of itself and its affiliates, hereby represents and warrants that: (i) it has decided to enter into the transaction described herein, based on its own independent investigation, notwithstanding its lack of knowledge concerning the Excluded Information; (ii) no Party shall have any liability to any other Party or its affiliates, and such Party, on behalf of itself and its affiliates, waives any and all claims it might have against any other Party or any of such Party’s officers, directors, agents, affiliates, partners, managers or members (the “Releasees”), whether under applicable securities laws or otherwise, with respect to the non-disclosure of the Excluded Information; (iii) no Party nor any of such Party’s affiliates shall sue or assert or maintain, any claim, suit or other proceeding, known or unknown, which such Party or its affiliates may now or in the future have against any Releasees, based upon or relating to the Excluded Information and such Party agrees to indemnify and hold harmless all other Parties from any breach of the foregoing. Each Party hereto acknowledges it has not requested and does not want to receive the Excluded Information and it has had the opportunity to, and did in fact, consult with counsel concerning the sale of the Escrowed Shares and the implications of the matters set forth in this Section 2.4.

ARTICLE III
TERMINATION

3.1            Termination of Agreement. This Agreement may be terminated:

(a)            at any time prior to the Closing Date by mutual written consent of the Seller and each of the Purchasers;

(b)            by either the Seller, PLIL or HPIL by written notice to the other Parties, if the Closing has not taken place prior to six months after the Effective Date (the “Expiration Date”), or such later date as the Seller and the Purchasers may agree to in writing if the Closing of the Transaction shall not have been consummated by the initial Expiration Date; provided, however, that the right to terminate this Agreement pursuant to this Section 3.1(b) shall not be available to any Party if such Party’s intentional and knowing action or failure to act has been the principal cause of or resulted in the failure of the Closing to take place on or before such date;

(c)            by either the Seller, or the Purchasers by written notice to the other Parties, if there shall be any law or regulation that hereafter becomes effective that makes consummation of this Agreement illegal or otherwise prohibited or if any judgment, injunction, order or decree permanently enjoining either the Purchasers or the Seller from consummating this Agreement is entered and such judgment, injunction, order or decree shall become final and non-appealable;

(d)            by either the Seller or the Purchasers by written notice to the other Parties, if the Seller and the Purchasers are unable to agree to a Closing Date within ten (10) business days after all conditions have been fulfilled or waived;  (e)      by either the Seller or the Purchasers by written notice to the other Parties, if a condition of its obligation to effect the Transaction shall have become incapable of fulfillment (notwithstanding the efforts of the Party seeking to terminate as set forth in Section 4.1) and shall not have been waived;

(f)      by either the Seller, or the Purchasers by written notice to the other Parties, if there shall be any material misrepresentation or breach of warranty by the other Party or any failure by the other Party to perform one or more of its other obligations under this Agreement which are performable on or prior to the Closing Date.

3.2            Effect of Termination.  If this Agreement is terminated and/or the Transaction is abandoned as described in Section 3.1, this Agreement and the Voting Agreement shall become null and void and of no further force and effect. Upon termination of this Agreement, the Seller and the Purchasers shall instruct (i) the Escrow Agent in writing to return the Purchase Price in its possession to the respective Purchasers, and (ii) the Custodian to return to the Seller the documents delivered to the Custodian by the Seller under Section 1.2. Nothing in this Section 3.2 shall be deemed to release any Party from any liability for any willful breach by such Party of the terms and provisions of this Agreement. For the avoidance of doubt, such phrase “willful breach” shall be interpreted throughout this Agreement to mean that the “willfully breaching” Party acted purposely with the conscious object of breaching this Agreement.

ARTICLE IV
OTHER COVENANTS

4.1            Consummation of Agreement. Xu, the Seller and the Purchasers will each use its reasonable best efforts to achieve the fulfillment of all conditions to each Party's obligations to closing hereunder so that the Transaction shall be consummated. Except for events that are the subject of specific provisions of this Agreement, if any event should occur that would materially delay or prevent fulfillment of the conditions upon the obligations of any Party hereto to consummate the Transaction, that Party will notify the other of any such event and the Parties will use their respective reasonable, diligent and good faith efforts to cure or minimize the same as expeditiously as possible.

4.2            Chutian Transaction. The Purchasers acknowledge and agree that detailed information regarding True Silver, including audited financial information and pro forma financial information regarding True Silver, will be made available to the Company and its shareholders.

ARTICLE V
INDEMNIFICATION

5.1            Obligation Of Xu and the Seller To Indemnify And Reimburse. Xu, the Seller and their respective successors and assigns, jointly and severally, shall indemnify, reimburse, defend and hold harmless the Purchasers and their respective successors and assigns from and against any claims, losses, liabilities, damages, causes of action, costs and expenses (including reasonable attorney's, accountant's, consultant's and expert's fees and expenses) (collectively the “Losses”) resulting from, imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise in respect of (i) any inaccuracy in or any breach of any representation or warranty of Xu and/or the Seller, and (ii) any breach on the part of Xu and/or the Seller of any covenant or agreement set forth in this Agreement.

5.2            Obligation Of Purchasers To Indemnify And Reimburse.  The Purchasers and their respective successors and assigns, jointly and severally, shall indemnify, defend and hold harmless Xu and the Seller and its successors and assigns from and against any Losses resulting from, imposed upon, incurred or suffered by any of them, directly or indirectly, based upon, arising out of or otherwise in respect of (i) any inaccuracy in or breach of any representation or warranty of the Purchasers, and (ii) any breach on the part of the Purchasers of any covenant or agreement set forth in this Agreement.

5.3            Notice. A Party seeking indemnification pursuant to Article V (an “Indemnified Party”) shall give prompt notice to the Party from whom such indemnification is sought (the “Indemnifying Party”) of the assertion of any Losses, or the commencement of any action, suit or proceeding, in respect of which indemnity is or may be sought hereunder  and will give the Indemnifying Party such information with respect thereto as the Indemnifying Party may reasonably request, but failure to give such notice shall not relieve the Indemnifying Party of any liability hereunder (except to the extent the Indemnifying Party has suffered actual prejudice thereby).

5.4            Participation in Defense. The Indemnifying Party shall assume the defense of any action, suit or proceeding involving a third party, at its own expense. In such case the Indemnified Party shall have the right (but not the duty) to participate in the defense thereof, and to employ counsel, at its own expense, separate from counsel employed by the Indemnifying Party in any such action and to participate in the defense thereof. The Parties hereto shall cooperate in the defense or prosecution thereof and shall furnish, or cause to be furnished, such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

5.5            Settlement. The Indemnifying Party shall not be liable under this Article V for any settlement effected without its consent of any claim, litigation or proceedings in respect of which indemnity may be sought hereunder, unless the Indemnifying Party refuses to acknowledge liability for indemnification under this Article V and/or declines to defend the Indemnified Party in such claim, litigation or proceeding.

5.6            Limitation of Liability.  Each Party’s liability to the other Party under this Agreement shall be limited to the aggregate Purchase Price paid by the Purchaser hereunder.

ARTICLE VI
MISCELLANEOUS

6.1            Entire Agreement; Amendments.  The Agreement together with its exhibits contains the entire understanding of the Parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral or written, with respect to such matters, which the Parties acknowledge have been merged into such documents, exhibits and schedules.

6.2            Amendments; Waivers.  No provision of this Agreement may be waived or amended except in a written instrument signed, in the case of an amendment, by the Seller and the Purchasers or, in the case of a waiver, by the Party against whom enforcement of any such waiver is sought.  No waiver of any default with respect to any provision, condition or requirement of this Agreement shall be deemed to be a continuing waiver in the future or a waiver of any other provision, condition or requirement hereof, nor shall any delay or omission of either Party to exercise any right hereunder in any manner impair the exercise of any such right accruing to it thereafter.

6.3            Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and permitted assigns.  The Seller may not assign this Agreement or any rights or obligations hereunder without the prior written consent of the Purchasers.

6.4            No Third-Party Beneficiaries.  This Agreement is intended for the benefit of the Parties hereto and their respective successors and permitted assigns and is not for the benefit of, nor may any provision hereof be enforced by, any other person.

6.5            Notices.  Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing and shall be effective (a) upon hand delivery by telex (with correct answer back received), telecopy, or facsimile at the following address or number (or at such other address for a Party as shall be specified by like notice; provided that notices of a change of address shall be effective only upon receipt thereof, or the first business day following such delivery (if delivered other than on a business day during normal business hours where such notice is to be received) or (b) on the second business day following the date of mailing by express courier service, fully prepaid, addressed to such address, or on the fifth business day after the date of mailing by United States Postal Service first class mail:

(a)            If to Xu and/or the Seller, to:

Qiming Xu
  2nd Floor, 90 An Ling Er Road, Xiamen,
 Fujian Province, PRC
Facsimile: +86 59583005707

(b)            If to the Purchasers, to:

6/F., Building 1, Hubei Daily Culture Creative Industry Park, No. 181
Donghu Road, Wuchang District, Wuhan City, Hubei Province, PRC（
中国 湖北省武汉市武昌区区东湖路181号湖北日报文化创意产业园
 1号楼六层)
Facsimile:______________________________

6.6            Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands, without regard to conflicts of laws principles thereunder.

6.7            Dispute Resolution.

            (a)             Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved at the first instance through consultation between the Parties to such Dispute. Such consultation shall begin immediately after any Party has delivered written notice to any other Party to the Dispute requesting such consultation.

(b)            If the Dispute is not resolved within thirty (30) days following the date on which such notice is given, the Dispute shall be submitted to arbitration upon the request of any Party to the Dispute with notice to each other Party to the Dispute (the “Arbitration Notice”).

(c)            The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”) and under its arbitration rule, as then in effect. There shall be three (3) arbitrators. The claimants in the Dispute shall collectively choose one arbitrator, and the respondents shall collectively choose one arbitrator. The Secretary General of the Centre shall select the third arbitrator, who shall be qualified to practice law in the Cayman Islands. If any of the members of the arbitral tribunal have not been appointed within thirty (30) days after the Arbitration Notice is given, the relevant appointment shall be made by the Secretary General of the Centre.

(d)            The arbitration proceedings shall be conducted in English and Simplified Chinese/Mandarin, and the final arbitration award will be in English.

(e)            Each Party to the arbitration shall cooperate with each other Party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other Party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.

(f)            The award of the arbitration tribunal shall be final and binding upon the Parties, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award.

                            (g)            The arbitrators shall decide any dispute submitted by the Parties to the arbitration tribunal strictly in accordance with the substantive law of the Cayman Islands and shall not apply any other substantive law.

(h)            Any Party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.

(i)            During the course of the arbitration tribunal's adjudication of the dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.

            (j)             The cost of arbitration (including legal, accounting and other professional fees and expenses reasonably incurred by any prevailing party with respect to the investigation, collection, prosecution and/or defense of any claim in the Dispute) shall be borne pro rata by each losing party.

6.8           Language. The governing version of this Agreement is the English language version. Any translation of this Agreement into Chinese or any other language is for the convenience of the Parties only.

6.9            Survival.  The representations, warranties, agreements and covenants contained herein shall survive the Closing.

6.10        Execution.  This Agreement may be executed in two or more counterparts, all of which when taken together shall be considered one and the same.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) the same with the same force and effect as if such facsimile signature page were an original thereof.

6.11       Severability.  In case any one or more of the provisions of this Agreement shall be invalid or unenforceable in any respect, the validity and enforceability of the remaining terms and provisions of this Agreement shall not in any way be affected or impaired thereby and the Parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute therefore, and upon so agreeing, shall incorporate such substitute provision in this Agreement.

[SIGNATURE PAGE TO FOLLOW]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.

Seller Qiming Investment Limited, a British Virgin Islands company /s/ Qiming Xu Qiming Xu, Sole Director

Qiming Xu /s/ Qiming Xu Qiming Xu

Purchasers Perfect Lead International Limited, a British Virgin Islands company /s/ Wei Qizhi Wei Qizhi, Sole Director
Honest Plus Investments Limited, a British Virgin Islands company /s/ Wei Qizhi Wei Qizhi, Sole Director

SCHEDULE A

Purchasers	Number of Shares	Portion of the Purchase Price (%)
Perfect Lead International Limited	34,499,078	30%
Honest Plus Investments Limited	80,497,851	70%

SCHEDULE B

Designee(s) of Purchaser

Position	Name
Chairman	To be determined prior to Closing
CEO	To be determined prior to Closing
Director(s)	To be determined prior to Closing

EXHIBIT A

FORM OF VOTING AGREEMENT AND PROXY

AMENDMENT NO. 1 TO THE
SHARE PURCHASE AGREEMENT

This AMENDMENT NO. 1 TO THE SHARE PURCHASE AGREEMENT (the “Amendment”) is made as of October 27, 2016, by and among Qiming Investment Limited, a British Virgin Islands company (“Seller”), Qiming Xu (“Xu”), Perfect Lead International Limited, a British Virgin Islands Company (“PLIL”), and Honest Plus Investments Limited, a British Virgin Islands Company (“HPIL,” and with PLIL, each a “Purchaser”, collectively the “Purchasers”).  The Seller, Xu, and the Purchasers, collectively referred to herein as the “Parties”).

RECITALS

WHEREAS, the Seller, Xu and Purchasers entered into a Share Purchase Agreement, dated as of July 17, 2016 (the “Original Agreement) (capitalized terms used but not defined in this Amendment shall have the meaning provided in the Original Agreement);

WHEREAS, Sections 1.2 and 1.7 of the Original Agreement contemplate that on or before July 31, 2016, the Seller and the Purchasers will mutually agree on the terms and conditions of a Fund Escrow Agreement and select an Escrow Agent to hold the Purchase Price and agree on the terms and conditions of a Shares Escrow Agreement and to select a Custodian to hold the Escrowed Shares to be deposited by the Seller on or before August 31, 2016;

WHEREAS, due to currency and other restrictions in China it was not feasible for the Parties to proceed with the escrow and custody arrangements as contemplated by the Original Agreement, and the Parties desire to amend certain provisions of the Original Agreement in the manner set forth in this Amendment, with such amendments to be effective as of the date hereof;

WHEREAS, on July 22, 2016, (i) Xu, on behalf of the Seller, and (ii) Qizhi Wei (“Wei”), on behalf of the Purchasers, entered into a Safe Box Lease Agreement with a bank mutually agreeable by the Parties, to open up a joint deposit box (“Deposit Box”) for the purpose of holding the share certificate(s) representing the Seller Shares to be released at Closing upon joint authorization from Xu and Wei; and

WHEREAS, the Parties desire to waive any of the conditions or defaults arising out of Sections 1.2(a), 1.2(b), 1.4 and 1.7 of the Original Agreement existing on or prior to the date hereof.

NOW THEREFORE, in consideration of the recitals set forth herein above and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, each of the Parties hereto, intending legally to be bound, hereby agrees as follows:

AGREEMENT
1.            Incorporation of Recitals.  The Parties hereby agree and acknowledge that all of the Recitals set forth herein above are true, complete, and correct in every respect and hereby incorporate said Recitals into this Amendment by reference.
2.            Section 1.2.  The Parties hereby agree to delete Section 1.2 of the Original Agreement and to replace in its entirety by the following:
“1.2          Deliveries.  The Parties shall deliver or shall cause to be delivered the following:

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(a)   On or before November 15, 2016, the Seller shall cause Xu to deposit a share certificate or share certificates representing all of its 114,996,929 Seller Shares (“Escrowed Shares”) together with the signed instrument of transfer in blank (“Escrow Deposit”) into the Deposit Box with Wei, as a witness.  The Parties acknowledge and agree, for all intents and purposes, that both Xu and Wei, jointly, shall be deemed and treated as the custodians (the “Custodians”).  At the Closing, the Parties acknowledge and agree to release or otherwise cause the Custodians to release the Escrowed Shares to the Purchasers.
(b)   On or before November 15, 2016, the Seller and Purchasers shall cause relevant parties to enter into an agreement with China Merchants Bank Co., Ltd. (the “Bank”) with regard to the deposit of RMB50,082,176.90 (“Deposit”) as collateral for the LOC (as defined below).
(c)   Within five (5) days prior to the Closing Date, HPIL, on behalf of the Purchasers (as indicated opposite such Purchasers' name on Schedule A to the Original Agreement), shall provide the Seller with verification of availability of funds in the form of a Line of Credit (“LOC”) with the Bank for an aggregate amount of US$12,928,445.88 (which is equivalent to the Purchase Price of RMB86,426,660.72) in U.S. dollars. The Parties agree that the Purchase Price will be paid in U.S. dollars, and at Closing, HPIL, on behalf of the Purchasers, shall instruct the Bank to pay the Purchase Price to the Seller.
(d)   On or prior to the Closing, the Seller shall cause the Company to deliver to the share registrar or transfer agent of the Company for the Escrowed Shares (the “Transfer Agent”) (i) written irrevocable instructions (the “Transfer Instructions”), in a form satisfactory to the Purchasers, instructing the Transfer Agent to transfer the Escrowed Shares to each of the Purchasers and register in the name of the Purchasers in the register of members of the Company such number of Shares set forth opposite such Purchaser's name on Schedule A, and (ii) an opinion of counsel from the Seller addressed to the Transfer Agent (the “Transfer Opinion”) to the effect that any such transfer is exempt from the registration requirements of the Securities Act of 1933, as amended (“Securities Act”).
(e)   On Closing, Xu shall accompany Wei, as Custodians, to retrieve the Escrow Deposit from the Deposit Box and deliver the Escrow Deposit to the Transfer Agent.
(f)          At or immediately after the Closing, Xu and the Seller will provide to the Purchasers a copy of the updated register of members of the Company showing each of the Purchasers as the registered holder of such number of Shares set forth opposite such Purchaser's name on Schedule A.”
3.            Section 1.4(a).  Section 1.4(a) of the Original Agreement is hereby deleted and replaced in its entirety as follows:
“(a)          The Purchasers shall have provided the Seller with verification of availability of the funds in the form of a LOC with the Bank on terms and conditions agreed by the Parties;”
4.            Sections 1.5(a) and (b).  Sections 1.5(a) and (b) of the Original Agreement are hereby deleted and replaced in its entirety by the following:
“(a)          The Seller has deposited the Escrow Deposit into the Deposit Box;
(b)        The Seller has delivered the Transfer Instructions along with the Transfer Opinion to the Transfer Agent;”

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5.            Section 1.7  Section 1.7 of the Original Agreement is hereby deleted and replaced in its entirety by the following:
“1.7          Intentionally Left Blank.”
6.            Section 2.1(a).  Section 2.1(a) of the Original Agreement is deleted and replaced in its entirety by the following:
“(a)  The Seller has full power and authority to enter into this Agreement and the Voting Agreement (hereinafter the “Transaction Documents”), and to consummate the Transaction.  This Agreement and the Transaction Documents have been duly and validly executed and delivered by the Seller and constitutes the legal, valid and binding obligation of the Seller, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws from time to time in effect that affect creditors' rights generally, and by legal and equitable limitations on the availability of specific remedies.”
7.            Section 3.2.  Section 3.2 of the Original Agreement is hereby deleted and replaced in its entirety by the following:
“3.2          Effect of Termination.  If this Agreement is terminated and/or the Transaction is abandoned as described in Section 3.1, this Agreement and the Voting Agreement shall become null and void and of no further force and effect.  Upon termination of this Agreement, the Seller and the Purchasers shall instruct or cause the Custodians to return to the Seller the share certificates deposited into the Deposit Box and the documents delivered by the Seller pursuant to Section 1.2.  Nothing in this Section 3.2 shall be deemed to release any Party from any liability for any willful breach by such Party of the terms and provisions of this Agreement.  For the avoidance of doubt, such phrase “willful breach” shall be interpreted throughout this Agreement to mean that the “willfully breaching” Party acted purposely with the conscious object of breaching this Agreement.”
8.            Ratification of Agreement; Inconsistencies.  The Agreement, as amended hereby to give effect to this Amendment, is ratified and affirmed by the Parties.  Except for those terms and conditions modified in this Amendment, all terms and conditions of the Original Agreement shall continue unchanged and remain in full force and effect, and shall govern the Parties' rights and obligations thereunder.  In the event of any conflict between the terms and conditions of the Original Agreement and those of this Amendment, the terms and conditions of this Amendment shall govern.
9.            Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the Cayman Islands, without regard to conflicts of laws principles thereunder.
10.            Dispute Resolution.
(a)          Any dispute, controversy or claim (each, a “Dispute”) arising out of or relating to this Agreement, or the interpretation, breach, termination or validity hereof, shall be resolved at the first instance through consultation between the Parties to such Dispute.  Such consultation shall begin immediately after any Party has delivered written notice to any other Party to the Dispute requesting such consultation.
(b)          If the Dispute is not resolved within thirty (30) days following the date on which such notice is given, the Dispute shall be submitted to arbitration upon the request of any Party to the Dispute with notice to each other Party to the Dispute (the “Arbitration Notice”).

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(c)    The arbitration shall be conducted in Hong Kong under the auspices of the Hong Kong International Arbitration Centre (the “Centre”) and under its arbitration rule, as then in effect.  There shall be three (3) arbitrators.  The claimants in the Dispute shall collectively choose one arbitrator, and the respondents shall collectively choose one arbitrator.  The Secretary General of the Centre shall select the third arbitrator, who shall be qualified to practice law in the Cayman Islands.  If any of the members of the arbitral tribunal have not been appointed within thirty (30) days after the Arbitration Notice is given, the relevant appointment shall be made by the Secretary General of the Centre.
(d)    The arbitration proceedings shall be conducted in English and Simplified Chinese/Mandarin, and the final arbitration award will be in English.
(e)    Each Party to the arbitration shall cooperate with each other Party to the arbitration in making full disclosure of and providing complete access to all information and documents requested by such other Party in connection with such arbitration proceedings, subject only to any confidentiality obligations binding on such Party.
(f)    The award of the arbitration tribunal shall be final and binding upon the Parties, and the prevailing Party may apply to a court of competent jurisdiction for enforcement of such award.
(g)    The arbitrators shall decide any dispute submitted by the Parties to the arbitration tribunal strictly in accordance with the substantive law of the Cayman Islands and shall not apply any other substantive law.
(h)    Any Party to the Dispute shall be entitled to seek preliminary injunctive relief, if possible, from any court of competent jurisdiction pending the constitution of the arbitral tribunal.
(i)    During the course of the arbitration tribunal's adjudication of the dispute, this Agreement shall continue to be performed except with respect to the part in dispute and under adjudication.
(j)    The cost of arbitration (including legal, accounting and other professional fees and expenses reasonably incurred by any prevailing party with respect to the investigation, collection, prosecution and/or defense of any claim in the Dispute) shall be borne pro rata by each losing party.
11.     Counterparts.  This Amendment may be executed in several counterparts and all so executed shall constitute one Amendment, binding on all the Parties hereto, notwithstanding that all the Parties are not signatories to the original or same counterpart.
12.     Electronic Delivery.  The Parties may execute copies of this Amendment and delivery by email, facsimile, or other electronic means shall be deemed to be delivery of an executed Amendment.
[signature pages follow]

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                    IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.
Seller

 Qiming Investment Limited,
a British Virgin Islands company

/s/ Qiming Xu
Qiming Xu, Sole Director

Qiming Xu

/s/ Qiming Xu

Purchasers

Perfect Lead International Limited,
a British Virgin Islands Company

/s/ Wei Qizhi
Wei Qizhi, Sole Director

Honest Plus Investments Limited,
a British Virgin Islands Company

/s/ Wei Qizhi
Wei Qizhi, Sole Director

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EXHIBIT C

VOTING AGREEMENT AND IRREVOCABLE PROXY

VOTING AGREEMENT AND IRREVOCABLE PROXY
This VOTING AGREEMENT AND IRREVOCABLE PROXY (the “Agreement”) is made as of  17 July, 2016 (“Execution Date”), by and among Qiming Investment Limited, a British Virgin Islands company (“Seller”), Qiming Xu (“Xu”), Perfect Lead International Limited, a British Virgin Islands Company (“PLIL”), and Honest Plus Investments Limited, a British Virgin Islands Company (“HPIL,” and with PLIL, each a “Purchaser” or “Proxy”, collectively the “Purchasers ” or  “Proxies”).
RECITALS
WHEREAS, the Seller legally and beneficially owns and is the registered holder of 134,359,960 ordinary shares, US$0.00005 par value, of China Xiniya Fashion Limited (中国希尼亚时装有限公司) (the “Company”), a Cayman Islands exempted company, which represents approximately 59% of the issued and outstanding ordinary shares of the Company (the “Shares”); and
WHEREAS, Xu owns 100% of the equity interests in the Seller;
WHEREAS, the Purchasers have agreed to purchase 114,996,929  ordinary shares of the Company from the Seller (“Seller Shares” or “Proxy Shares”) and the Seller has agreed to sell the Seller Shares to the Purchasers on the terms and conditions set forth in a Share Purchase Agreement, dated as of July 17, 2016, by and among the Seller, Xu and the Purchasers (the “Share Purchase Agreement”)(capitalized terms used but not defined in this Agreement shall have the meaning provided in the Share Purchase Agreement);
WHEREAS, it is an express condition of the Share Purchase Agreement that the Seller and the Purchasers enter into this Agreement; provided, however, this Agreement will not be effective   until the later of (i) the Execution Date, or (ii) the date upon which the Purchasers complete deposit of a total of  RMB50,082,176.90 of the Purchase Price into the Escrow Agent. The date on which this Agreement is effective is defined as the “Effective Date”; and
WHEREAS, the Purchasers desire to establish certain rights and obligations regarding its status as Proxy with respect to the Proxy Shares.
NOW, THEREFORE, in consideration of the recitals set forth hereinabove and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, each of the parties hereto, intending legally to be bound, hereby agrees as follows:
AGREEMENT
1.  Incorporation of Recitals.  The parties to this Agreement hereby agree and acknowledge that all of the Recitals set forth hereinabove are true, complete, and correct in every respect and hereby incorporate said Recitals into this Agreement by this reference.
2.  Representations of the Seller and Xu.  The Seller and Xu hereby represent and warrant to the Proxy that they: (a) have full power to enter into this Agreement and have not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement, and (b) will not take any action inconsistent with the purposes and provisions of this Agreement.
3.  Scope of Agreement.  This Agreement shall govern the vote of the Proxy Shares by the Proxy with respect to any and all shareholder voting of the Proxy Shares in matters related to the Xiniya Transaction and the Chutian Transaction, whether at a meeting or pursuant to written resolutions or consent or otherwise.  Unless terminated as hereinafter provided, this Agreement shall remain in effect as of the Effective Date without regard to any action taken by the Seller.  This Agreement pertains to voting rights with respect to the Proxy Shares and does not confer on the Proxy cash or share dividends, distributions, disposition of Proxy Shares or proceeds from the sale or other disposition of Proxy Shares.

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4.  Changes in Capital.  In the event that subsequent to the date of this Agreement any shares or other securities the Company are issued on, or in exchange for, any of the Proxy Shares by reason of any share dividend, share split, consolidation of shares, reclassification, exchange, merger or consolidation or otherwise involving the Company, such shares or other securities shall be deemed to be Proxy Shares for purposes of this Agreement.
5.  Voting of Proxy Shares.  As of the Effective Date, the Seller  and Xu agree and covenant that at any meeting of the shareholders of the Company and/or in connection with any corporate action by the shareholders of the Company to be taken in connection with the Xiniya Transaction and the Chutian Transaction, all of the Proxy Shares shall be voted by either of the Proxies, or their respective designees, in the manner and to the effect determined by said Proxy in their sole and absolute discretion as it relates to the Xiniya Transaction and the Chutian Transaction, during the term of this Agreement, the Seller and Xu shall not vote or attempt to vote any of its Proxy Shares, or otherwise exercise or attempt to exercise any voting or other approval rights of any of his Proxy Shares, and any such prohibited exercise by the Seller and Xu of voting or approval rights shall be void and of no force or effect.
6.  Irrevocable Proxy.
(a)            In order to give effect to and in furtherance of the agreements and covenants set forth in Section 5 of this Agreement, the Seller hereby irrevocably constitutes and appoints jointly and severally the Proxies, as proxy for the Seller, as the case may be, with full power of substitution, for and in the name and on behalf of the Seller, as the case may be, to vote any and all of the Proxy Shares with regard to any question, action, resolution, or other matter presented to the shareholders of the Company for vote or approval regarding the Xiniya Transaction and Chutian Transaction.  Proxy shall vote said Proxy Shares in such manner and to such effect as it may determine in its sole and absolute discretion.  The proxy granted hereby shall remain in effect as of the Effective Date for so long as and at all times that this Agreement shall remain in effect and shall terminate immediately and automatically only upon the termination of this Agreement in accordance with the provisions hereof.  The proxy granted hereby is irrevocable and is coupled with an interest.
(b)            Proxy hereby accepts their appointment as proxy of the Seller, pursuant to Subsection 6(a) of this Agreement.  Other than as specifically set forth herein, the Proxy shall have no other rights with respect to the Proxy Shares.
7.  Limitation of Proxy’s Liability.  Proxy shall not incur any liability or responsibility by reason of any error of judgment, mistake of law or other mistake, or for any act or omission of any agent or attorney, or for any misconstruction of this Agreement, or for any action of any kind taken or omitted hereunder or believed by him to be in accordance with the provisions and intents hereof.
8.  Termination.  This Agreement shall terminate only upon the earliest to occur of the occurrence of any one of the following events:
(c)            the termination of the Share Purchase Agreement;

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(d)            the date upon which the Seller no longer beneficially owns the Proxy Shares; or
(e)            the termination of this Agreement by the Proxy.
9.  Successor Proxy.  In the event that the Proxy is unable or unwilling to serve as the Proxy, a successor Proxy may be appointed by the Proxy at its discretion.
10.  Legend.  Upon execution of this Agreement, the Seller hereby acknowledges and agrees that all certificates for the Proxy Shares may, but need not, be imprinted by the Proxy with notice of this Agreement and the irrevocable proxy set forth herein.
11.  Governing Law; Jurisdiction and Venue.  This Agreement shall be governed by and construed in accordance with the laws of Cayman Islands, without regard to rules regarding choice of law.  EACH PARTY HERETO AGREES TO SUBMIT TO THE PERSONAL JURISDICTION AND VENUE OF THE  COURTS LOCATED IN CAYMAN ISLANDS FOR RESOLUTION OF ALL DISPUTES ARISING OUT OF, IN CONNECTION WITH, OR BY REASON OF THE INTERPRETATION, CONSTRUCTION, AND ENFORCEMENT OF THIS AGREEMENT, AND HEREBY WAIVES THE CLAIM OR DEFENSE THEREIN THAT SUCH COURTS CONSTITUTE AN INCONVENIENT FORUM.
12.  Benefits; Binding Effect.  This Agreement shall be for the benefit of and binding upon the parties hereto and their respective heirs, personal representatives, legal representatives, successors, assigns and transferees.
13.  Counterparts.  This Agreement may be executed in several counterparts and all so executed shall constitute one Agreement, binding on all the parties hereto, notwithstanding that all the parties are not signatories to the original or same counterpart.
14.  Amendment or Modification.  This Agreement may be altered, modified or amended only by the unanimous consent, in writing, of the parties subject hereto, either now or hereafter.  Any such modification must be signed by each party to this Agreement and each signature must be acknowledged and notarized in order for the modification to take effect.
15.  Entire Agreement.  This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements, understandings and arrangements, both oral and written, among the parties hereto with respect to such subject matter.
16.  Enforceability.  The parties expressly agree that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against each of the parties hereto.  If any provision of this Agreement shall be declared void or unenforceable by any court or administrative board of competent jurisdiction, such provision shall be deemed to have been severed from the remainder of this Agreement and this Agreement shall continue in all respects to be valid and enforceable and shall be construed so as to best give effect to the purposes and intents hereof.
17.  References.  Whenever required by the context, and is used in this Agreement, the singular number shall include the plural and pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identification the person may require.
[signature pages follow]
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IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the date first above written.
Seller Qiming Investment Limited, a British Virgin Islands company /s/ Qiming Xu Qiming Xu, Sole Director
Qiming Xu
/s/ Qiming Xu Qiming Xu
Purchasers Perfect Lead International Limited, a British Virgin Islands company /s/ Wei Qizhi Wei Qizhi, Sole Director
Honest Plus Investments Limited, a British Virgin Islands company /s/ Wei Qizhi Wei Qizhi, Sole Director

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IRREVOCABLE PROXY
The undersigned hereby irrevocably constitutes and appoints Perfect Lead International Limited, a British Virgin Islands Company and Honest Plus Investments Limited, a British Virgin Islands Company jointly and severally as proxy (each a “Proxy”, collectively the “Proxies”) for the undersigned, with full power of substitution, for and in the name and on behalf of the undersigned, to vote, or to execute and deliver written resolutions or consents or otherwise act with respect to, in his sole and absolute discretion, any and all 114,996,929 Ordinary Shares of China Xiniya Fashion Limited (the “Company”), a Cayman Islands exempted company, now owned or to be owned by the undersigned (and any shares or other securities that may hereafter be issued on, or in exchange for, any such shares or other securities of the Company) as fully, to the same extent and with the same effect as the undersigned, its proxy or its substitute might or could lawfully do with respect to any question, action, resolution, election or other matter presented to the shareholders of the Company (or its successor) for approval, whether at any annual or general meeting of the Company’s shareholders or otherwise, as it relates to (i) the sale of Xiniya Holdings Limited, the Company’s wholly-owned subsidiary in Hong Kong, to Xu Qiming or his designee(s), and (ii) the acquisition of  True Silver Limited, a British Virgin Islands company.
This Irrevocable Proxy is given pursuant to a Voting Agreement and Irrevocable Proxy, dated as of 【】, 2016, among the undersigned and the Proxy (the “Voting Agreement”), and as such is irrevocable and coupled with an interest.  This Irrevocable Proxy shall remain in full force and effect from the Effective Date (as defined in the Voting Agreement) until such Voting Agreement is terminated in accordance with the terms thereof.
IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Proxy as of the 【】day of 【】, 2016.
Qiming Investment Limited, a British Virgin Islands company Qiming Xu, Sole Director

AMENDMENT NO. 1 TO
THE VOTING AGREEMENT AND IRREVOCABLE PROXY
This AMENDMENT NO. 1 TO THE VOTING AGREEMENT AND IRREVOCABLE PROXY (the “Amendment”) is made as of October 27, 2016 (“Amendment Effective Date”), by and among Qiming Investment Limited, a British Virgin Islands company (“Seller”), Qiming Xu (“Xu”), Perfect Lead International Limited, a British Virgin Islands Company (“PLIL”), and Honest Plus Investments Limited, a British Virgin Islands Company (“HPIL,” and with PLIL, each a “Purchaser” or “Proxy”, collectively the “Purchasers”).  The Seller, Xu, and the Purchasers collectively referred to herein as the “Parties”).
RECITALS
WHEREAS, the Seller, Xu and Purchasers entered into a Share Purchase Agreement, dated as of July 17, 2016, as subsequently amended by the Amendment No. 1 to the Share Purchase Agreement dated as of October 27, 2016 (as amended, the “Share Purchase Agreement”);
WHEREAS, in connection with the Share Purchase Agreement, the Seller, Xu and the Purchasers also entered into a Voting Agreement and Irrevocable Proxy dated as of July 17, 2016 ( the “Original Agreement”) (capitalized terms used but not defined herein shall have the meaning provided in the Original Agreement);
WHEREAS, the fourth paragraph of the Recitals of the Original Agreement (“Fourth Paragraph”) states that the Original Agreement will not be effective until the later of (i) the Execution Date, or (ii) the date upon which the Purchasers complete deposit of a total of RMB50,082,176.90 of the Purchase Price into the Escrow Agent; and
WHEREAS, the Parties desire to amend the Fourth Paragraph to be effective as of the date hereof.
NOW THEREFORE, in consideration of the recitals set forth hereinabove and the mutual covenants and agreements herein contained, and other good and valuable consideration, the receipt and sufficiency of which are acknowledged hereby, each of the Parties hereto, intending legally to be bound, hereby agrees as follows:
AGREEMENT
                1.        Amendment.  The Parties hereby agree to delete the fourth paragraph of the Recitals of the Original Agreement and replace in its entirety to read as follows:
“WHEREAS, it is an express provision of the Share Purchase Agreement that the Seller and the Purchasers enter into this Agreement; provided, however, this Agreement will be effective on the fifth (5th) day following the date of the Deposit (as that term is defined in the Share Purchase Agreement (the “Effective Date”).
2.        Ratification of Agreement; Inconsistencies.  The Agreement, as amended hereby to give effect to this Amendment, is ratified and affirmed by the Parties.  Except for those terms and conditions modified in this Amendment, all terms and conditions of the Original Agreement shall continue unchanged and remain in full force and effect, and shall govern the Parties' rights and obligations thereunder.  In the event of any conflict between the terms and conditions of the Original Agreement and those of this Amendment, the terms and conditions of this Amendment shall govern.
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                3.        Governing Law; Jurisdiction and Venue.  This Amendment shall be governed by and construed in accordance with the laws of Cayman Islands, without regard to rules regarding choice of law.  EACH PARTY HERETO AGREES TO SUBMIT TO THE PERSONAL JURISDICTION AND VENUE OF THE COURTS LOCATED IN CAYMAN ISLANDS FOR RESOLUTION OF ALL DISPUTES ARISING OUT OF, IN CONNECTION WITH, OR BY REASON OF THE INTERPRETATION, CONSTRUCTION, AND ENFORCEMENT OF THIS AMENDMENT, AND HEREBY WAIVES THE CLAIM OR DEFENSE 'I'HERE1N THAT SUCH COURTS CONSTITUTE AN INCONVENIENT FORUM.

                4.      Counterparts.  This Amendment may be executed in several counterparts and all so executed shall constitute one Amendment, binding on all the Parties hereto, notwithstanding that all the Parties are not signatories to the original or same counterpart.

             5.     Electronic Delivery.  The Parties may execute copies of this Amendment and delivery by email, facsimile, or other electronic means shall be deemed to be delivery of an executed Amendment.
[signature pages follow]

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        IN WITNESS WHEREOF, the undersigned have executed this Amendment as of the date first above written.
Seller

 Qiming Investment Limited,
a British Virgin Islands company

/s/ Qiming Xu
Qiming Xu, Sole Director

Qiming Xu

/s/ Qiming Xu

Purchasers

Perfect Lead International Limited,
a British Virgin Islands Company

/s/ Wei Qizhi
Wei Qizhi, Sole Director

Honest Plus Investments Limited,
a British Virgin Islands Company

/s/ Wei Qizhi
Wei Qizhi, Sole Director

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